Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Net loss	(49,903)	(130,031)	(252,298)	(102,505)	(135,819)
Add: fixed charges	12,335	10,694	12,504	18,942	45,147

Earnings as defined	(37,568)	(119,337)	(239,794)	(83,563)	(90,672
Fixed charges and preferred stock dividends:
Interest expensed and capitalized	11,240	9,326	10,988	17,559	44,582
Estimated interest component of rent	1,095	1,368	1,516	1,383	565
Preferred stock dividends	0	0	0	0	0

Total fixed charges and preferred stock dividends	12,335	10,694	12,504	18,942	45,147
Ratio of earnings to fixed charges and preferred stock dividends(1)	—	—	—	—	—

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.